Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Second Quarter 2013

LAKE FOREST, IL August 7, 2013 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the second quarter ended June 30, 2013. Net sales increased by 7.6% to $252.4 million from the $234.6 million reported for the second quarter of 2012. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the OEM (original equipment manufacturer), OES (new car dealer service), traditional and heavy duty channels, with a small decline in the retail channel. Net sales for the second quarter of 2013 also included $18.8 million in related party sales to FRAM Group, compared to $16.3 million for the second quarter of 2012.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $30.4 million for the second quarter of 2013, compared to $33.2 million in the year-ago quarter. The reconciliation of net income to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net income for the second quarter of 2013 was $1.7 million, including $1.3 million, net of tax, in special items, consisting primarily of restructuring costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, and business optimization costs, offset by the collection of tax refunds. Net loss for the second quarter of 2012 was $4.4 million, including $7.8 million, net of tax, in special items, consisting primarily of business optimization costs, restructuring costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group and costs of defending class action litigation.

“We were pleased with the uptick in sales volume for the second quarter, including the initial launch of new OEM products” said Bruce Zorich, Chief Executive Officer of UCI. “Operationally, while we continued to make good progress on our cost reduction initiatives, for the quarter these savings were offset by lower customer pricing, higher material costs, startup costs for our OEM rollouts and increased sales of lower margin products.”

As of June 30, 2013, the company’s cash on hand was $66.6 million and total debt was $692.6 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Thursday, August 8, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from August 9 for a 14 day period, at www.uciholdings.com. Click on the UCI 2013 2nd Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies, as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net sales	$252,411	$234,601	$498,268	$496,232
Cost of sales	203,315	181,525	401,940	376,159

Gross profit	49,096	53,076	96,328	120,073
Operating expenses
Selling and warehousing	(17,999)	(16,886)	(36,079)	(34,484)
General and administrative	(10,300)	(15,412)	(26,025)	(31,120)
Amortization of acquired intangible assets	(5,543)	(5,528)	(11,087)	(11,054)
Restructuring costs, net	(1,789)	(3,771)	(2,109)	(3,767)
Antitrust litigation costs	(16)	(354)	(40)	(884)

Operating income	13,449	11,125	20,988	38,764
Other expense
Interest expense, net	(10,683)	(13,844)	(24,138)	(27,712)
Miscellaneous, net	674	(1,356)	(657)	(2,880)

Income (loss) before income taxes	3,440	(4,075)	(3,807)	8,172
Income tax (expense) benefit	(1,779)	(308)	411	(5,702)

Net income (loss)	1,661	(4,383)	(3,396)	2,470

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(161)	(2,967)	(296)	(236)
Pension and OPEB liability, net of tax	688	151	1,320	15,589

Total other comprehensive income (loss)	527	(2,816)	1,024	15,353

Comprehensive income (loss)	$2,188	$(7,199)	$(2,372)	$17,823

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$66,637	$78,917
Accounts receivable, net	231,562	227,542
Related party receivables	23,216	19,872
Inventories	174,612	175,291
Assets held for sale	1,647	—
Deferred tax assets	29,749	28,877
Other current assets	33,499	27,105

Total current assets	560,922	557,604
Property, plant and equipment, net	160,042	160,174
Goodwill	308,964	309,102
Other intangible assets, net	387,333	399,585
Deferred financing costs, net	16,074	17,483
Other long-term assets	4,149	3,732

Total assets	$1,437,484	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$126,034	$132,803
Current maturities of long-term debt	3,169	3,177
Related party payables	1,155	734
Accrued expenses and other current liabilities	114,537	115,453

Total current liabilities	244,895	252,167
Long-term debt, less current maturities	689,373	690,748
Pension and other post-retirement liabilities	117,722	120,093
Deferred tax liabilities	114,467	110,965
Other long-term liabilities	2,238	2,546

Total liabilities	1,168,695	1,176,519
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(8,639)	(5,243)
Accumulated other comprehensive loss	(42,610)	(43,634)

Total shareholder’s equity	268,789	271,161

Total liabilities and shareholder’s equity	$1,437,484	$1,447,680

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2013	2012
Net cash provided by operating activities	$5,420	$18,836

Cash flows from investing activities:
Capital expenditures	(16,192)	(20,804)
Proceeds from sale of property, plant and equipment	23	1,968

Net cash used in investing activities	(16,169)	(18,836)

Cash flows from financing activities:
Debt repayments	(1,533)	(1,691)
Equity contribution	—	38

Net cash used in financing activities	(1,533)	(1,653)
Effect of exchange rate changes on cash	2	(36)

Net decrease in cash and cash equivalents	(12,280)	(1,689)
Cash and cash equivalents at beginning of period	78,917	67,697

Cash and cash equivalents at end of period	$66,637	$66,008

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	$1.7	$(4.4)	$(3.4)	$2.5
Income tax expense (benefit)	1.8	0.3	(0.4)	5.7
Net interest expense	10.6	13.8	24.1	27.7
Depreciation and amortization expense	13.4	12.8	26.2	25.8

EBITDA	27.5	22.5	46.5	61.7

Business optimization costs	0.9	4.2	5.9	6.5
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.8	2.3	3.0	5.5
Restructuring costs, net	1.8	3.8	2.1	3.8
Cost of defending class action and other litigation	0.1	0.4	0.1	0.9
New business changeover and sales commitment costs	0.1	—	0.1	0.2
Miscellaneous non-operating expenses	0.1	—	0.1	—
Collection of tax refunds	(1.9)	—	(1.9)	—

Adjusted EBITDA	$30.4	$33.2	$55.9	$78.6

Net sales	$252.4	$234.6	$498.2	$496.2
Adjusted EBITDA margin	12.0%	14.2%	11.2%	15.8%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

Trailing Twelve Months Ended June 30, 2013
Net income	$8.7
Income tax expense	1.5
Net interest expense	51.2
Depreciation and amortization expense	52.6

EBITDA	114.0

Business optimization costs	14.0
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	4.6
Restructuring costs, net	4.2
Environmental accrual adjustment	0.5
Cost of defending class action and other litigation	0.4
New business changeover and sales commitment costs	0.4
Miscellaneous non-operating expenses	0.3
Collection of tax refunds	(1.9)

Adjusted EBITDA	$136.5

Net sales	$986.5
Adjusted EBITDA margin	13.8%
Full period estimated effect of UCI’s cost savings and synergies (a)	64.6

Covenant Adjusted EBITDA (b)	$201.1

Net sales	$986.5
Covenant Adjusted EBITDA margin	20.4%

a)	Reflects the full period estimated effect of UCI’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of June 30, 2013, UCI had implemented $135.3 million of annualized cost savings and synergies, of which $70.7 million had been realized. For the three and six months ended June 30, 2013, UCI incurred $3.9 million and $6.6 million, respectively, in operating expenses and $2.5 million and $8.0 million, respectively, in capital expenditures associated with these cost savings and synergies. UCI expects to incur an additional approximate $2.4 million in operating expenses and $16.2 million in capital expenditures associated with these cost savings and synergies in the last six months of 2013.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved
Corporate synergies (i)	$16.2	$15.2	$1.0
Procurement savings (ii)	58.9	26.7	32.2
In-sourcing (iii)	32.9	19.5	13.4
Other (iv)	27.3	9.3	18.0

	$135.3	$70.7	$64.6

i.	Represents our estimated cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.
ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.
iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI’s Senior Secured Credit Facility and the Indenture governing UCI’s 8.625% senior notes.